SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*
DarioHealth Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
23725P209
(CUSIP Number)
July 7, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

COLLABORATIVE HOLDINGS MANAGEMENT LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,304

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,304

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Collaborative Holdings Fund GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,304

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,304

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1.	NAMES OF REPORTING PERSONS

Collaborative Holdings Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,304

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,304

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

1.	NAMES OF REPORTING PERSONS

Collaborative Holdings GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,304

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,304

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

1.	NAMES OF REPORTING PERSONS

Sheetal Sharma

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

829,304

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

829,304

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,304

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

Item 1(a).	Name of Issuer:
DarioHealth Corp. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
142 W. 57th St., 8th Floor
New York, New York 10019

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
•	Collaborative Holdings Master Fund LP, a Cayman Islands exempted limited partnership (the “Master Fund”);
•	Collaborative Holdings Fund GP LLC, a Delaware limited liability company (“Collaborative Fund GP”)
•	Collaborative Holdings Management LP, a Delaware limited partnership (“Collaborative Management”);
•	Collaborative Holdings GP LLC, a Delaware limited liability company (“IM GP”); and
•	Sheetal Sharma, a United States citizen (“Mr. Sharma”);
Collaborative Fund GP acts as the general partner of, and Collaborative Management acts as the investment manager of, the Master Fund.  IM GP acts as the general partner of Collaborative Management.  Mr. Sharma is the Managing Member of each of Collaborative Fund GP and IM GP.
By virtue of these relationships, each of Collaborative Fund GP, Collaborative Management, IM GP, and Mr. Sharma may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) owned by the Master Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of Collaborative Fund GP, Collaborative Management, IM GP, and Mr. Sharma is 347 Bowery, 2nd Floor, New York, New York 10003.
The principal business address of the Master Fund is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, Grand Cayman, Cayman Islands, KY1-9008.
Item 2(c).	Citizenship:
Mr. Sharma is a citizen of the United States.
The Master Fund is an exempted limited partnership formed under the laws of the Cayman Islands.
Collaborative Fund GP is a limited liability company formed under the laws of the State of Delaware.
Collaborative Management is a limited partnership formed under the laws of the State of Delaware.
IM GP is a limited liability company formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:
Common stock, par value $0.0001 per share (“Common Stock”)
Item 2(e).	CUSIP Number:
23725P209
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.   Ownership.
(a)	Amount beneficially owned:
As of the close of business on July 7, 2021,
(i)	The Master Fund owned 829,304 shares of Common Stock;

(ii)	Collaborative Fund GP, as the general partner of the Master Fund, may be deemed to beneficially own the 829,304 shares of Common Stock owned by the Master Fund;

(iii)	Collaborative Management, as the investment manager of the Master Fund, may be deemed to beneficially own the 829,304 shares of Common Stock owned by the Master Fund;

(iv)	IM GP, as the general partner of Collaborative Management, may be deemed to beneficially own the 829,304 shares of Common Stock owned by the Master Fund and Collaborative Management.

(v)
Mr. Sharma, as the Managing Member of each of Collaborative Fund GP and IM GP, may be deemed to beneficially own the 829,304 shares of Common Stock owned by the Master Fund and Collaborative Fund GP and Collaborative Management.

(b)	Percent of Class:
The percentage of Common Stock reported owned by each person named herein is based upon 16,441,716 shares of Common Stock outstanding as of June 7, 2021, as reported in the Issuer’s 8-K filed with the Securities and Exchange Commission on June 8, 2021. As of the close of business on July 7, 2021, each of the Reporting Persons may be deemed to beneficially own 5.04% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii) Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii) Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv) Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	July 19, 2021
COLLABORATIVE HOLDINGS MASTER FUND LP*
By:	Collaborative Holdings Fund GP LLC, its general partner

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member of Collaborative Holdings Fund GP LLC

COLLABORATIVE HOLDINGS MANAGEMENT LP*
By:	Collaborative Holdings GP LLC, its general partner

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member of Collaborative Holdings Fund GP LLC

COLLABORATIVE HOLDINGS FUND GP LLC*

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member

COLLABORATIVE HOLDINGS GP LLC*

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member

/s/ Sheetal Sharma
SHEETAL SHARMA

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein. The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.0001 per share, of DarioHealth Corp. dated  July [ ], 2021 and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	July 19, 2021
COLLABORATIVE HOLDINGS MASTER FUND LP
By:	Collaborative Holdings Fund GP LLC, its general partner

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member of Collaborative Holdings Fund GP LLC

COLLABORATIVE HOLDINGS MANAGEMENT LP
By:	Collaborative Holdings GP LLC, its general partner

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member of Collaborative Holdings Fund GP LLC

COLLABORATIVE HOLDINGS FUND GP LLC

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member

COLLABORATIVE HOLDINGS GP LLC

By:	/s/ Sheetal Sharma
Sheetal Sharma, Managing Member

/s/ Sheetal Sharma
SHEETAL SHARMA